Exhibit 99.1

RYB Education, Inc. Reports Fourth Quarter and Full Year 2020 Financial Results

BEIJING, May 10, 2021 -- RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Impacts from COVID-19

Throughout the majority of the year, the COVID-19 pandemic caused significant disruptions to and had broad ramifications on the Company’s services and operations. In 2020, the Company temporarily closed its facilities in China from late January to late May. In late May, with the effective control of COVID-19 and easing guidelines and guidance from local governments, our facilities began a phased reopening. The Company took and continues to take prompt actions to combat the challenges, such as in-school health protocols, stringent cost control measures, and supportive measures for franchisees. By the end of the fourth quarter of 2020, all of the Company’s directly operated kindergartens and directly operated play-and-learn centers in both China and Singapore had re-opened. Over 80% of franchised play-and-learn centers have resumed normal operations as well.

Fourth Quarter 2020 Operational and Financial Summary

•	Number of students enrolled at directly operated facilities was 34,011 as of December 31, 2020, compared with 30,806 as of December 31, 2019.

•	Net revenues decreased by 7.2% to $47.1 million, compared with $50.7 million for the fourth quarter of 2019.

•	Gross profit increased by 21.0% to $11.9 million, compared with $9.9 million for the fourth quarter of 2019.

•	Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2020 was $9.3 million, compared with $0.2 million for the fourth quarter of 2019. Adjusted net income attributable to ordinary shareholders[1] of RYB for the fourth quarter of 2020 was $10.0 million, compared with $1.1 million for the fourth quarter of 2019.

•	Cash used in operating activities was $2.1 million in the fourth quarter of 2020, compared with $9.3 million cash used in operating activities for the fourth quarter of 2019.

Full Year 2020 Financial Summary

•	Net revenues were $109.7 million, compared with $182.3 million for 2019.

•	Gross loss was $7.2 million, compared with a gross profit of $26.7 million for 2019.

•	Net loss attributable to ordinary shareholders of RYB for 2020 was $37.3 million, compared with $2.4 million for 2019. Adjusted net loss attributable to ordinary shareholders[2] of RYB for 2020 was $34.4 million, compared with adjusted net income of $1.4 million for 2019.

1Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

2Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

“In the fourth quarter of 2020, our directly operated kindergartens continued their reopening, and all had resumed normal operations by the end of the quarter. We were pleased to see an increase in the number of students enrolled in our directly operated kindergartens compared to the same quarter of last year, as a result of the effective control of COVID-19 and our dedicated efforts in re-ramping our facilities. Additionally, the vast majority of our franchised play-and-learn centers have resumed operations with our continued supports,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “We have also continued our efforts in our integrated online-merge-offline services by further enhancing our management and service system of kindergarten, developing a pilot management system for play-and-learn centers, and enhancing the variety of services to our extended offerings and to at-home educational content.

“Our company experienced unprecedented challenges in 2020 attributable to the COVID-19 pandemic. Since the outbreak, the government imposed various strict measures to contain the spread of COVID-19. In accordance with these requirements, we acted promptly and decisively to adjust our operations. Looking ahead, we will continue to stay on track to deliver integrated quality education services and products to our students and families and continue to strengthen the safety management supervision of facilities and the implementation of code of conduct of our staff. We firmly believe in our long-term growth potential and look forward to regaining momentum once operations across our business fully stabilize. Despite fluid changes in market conditions, our commitment to creating and bringing value to families and society remains firm,” concluded Ms. Shi.

Mr. Hao Gu, Chief Financial Officer of RYB, added, “With the recovery of operations across business in the fourth quarter of 2020, the company’s revenues returned to similar levels close to the same period in 2019. As the process of conversion of some directly operated kindergartens continued, there are a higher percentage of inclusive kindergartens in our directly operated kindergartens currently. Thus, there was a slight decrease in revenues from our directly operated kindergartens compared to the same period last year. However, we see a significant increase in our profit margin of the directly operated facilities. Looking back at the year of 2020, the ongoing impact of COVID-19 pandemic on the company’s operations and business lasted for more than half a year. By cutting expenses and reducing costs reasonably, streamlining team structure and adjusting personnel, the company successfully overcome the challenges brought by the COVID-19 pandemic and maintained a healthy cash position by the end of the year. In 2021, the company will continue to promote streamlined and refined operations, focusing on providing quality education and improving the company’s profitability. We also will hone our operational capabilities and strengthen our abilities in providing management and operational services to third-party facility operators. We look forward to having increasingly diversified sources of revenues by creating a unique online-merge-offline business model.”

Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2020 decreased by 7.2% to $47.1 million, from $50.7 million for the same quarter of 2019.

Service revenues for the fourth quarter of 2020 decreased by 3.7% to $44.9 million, from $46.6 million for the same quarter of 2019. The decrease was primarily caused by the decrease in initial franchise fee and training fees from franchisees, which is due to the slow recovery of franchise business from the COVID-19 pandemic.

Product revenues for the fourth quarter of 2020 decreased by 47.7% to $2.1 million, from $4.1 million for the same quarter of 2019. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network, which is still under recovery from the COVID-19 pandemic.

Cost of Revenues

Cost of revenues for the fourth quarter of 2020 was $35.1 million, a 14.0% decrease from $40.9 million for the same quarter of 2019. Cost of revenues for services for the fourth quarter of 2020 was $33.7 million, compared with $39.1 million for the same quarter of 2019. The decrease was primarily due to decrease in staff compensation and decrease in direct cost of the Company’s directly operated kindergarten business. Cost of products revenues for the fourth quarter of 2020 was $1.4 million, compared with $1.8 million for the same quarter of 2019. The decrease was generally in line with the decrease in product revenues.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2020 increased by 21.0% to $11.9 million, compared with $9.9 million for the same quarter of 2019.

Gross margin for the fourth quarter of 2020 was 25.3%, compared with 19.4% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2020 were $10.8 million, compared with $6.5 million for the same quarter of 2019. Excluding share-based compensation expenses, operating expenses were $10.1 million, compared with $5.6 million for the fourth quarter of 2019.

Selling expenses for the fourth quarter of 2020 were $0.4 million, compared with $0.7 million for the same quarter of 2019.

General and administrative (“G&A”) expenses for the fourth quarter of 2020 were $8.2 million, a 40.0% increase from $5.9 million for the same quarter of 2019. Excluding share-based compensation expenses, G&A expenses were $7.5 million for the fourth quarter of 2020, compared with $5.0 million for the same quarter of 2019. The increase in G&A expenses excluding share-based compensation expenses was primarily due to a one-off credit loss of $3.8 million for other receivables and loan receivables. The share-based compensation expenses included in G&A expenses were $0.7 million for the quarter.

Impairment loss on long-lived asset was $2.1 million for the fourth quarter of 2020, compared to nil for the same quarter of 2019. This was mainly due to the impairment loss on intangible assets arisen from the acquisition of certain new initiatives and long-lived assets of a few directly-operated kindergartens such as leasehold improvements and furniture.

Operating Income

Operating income for the fourth quarter of 2020 was $1.2 million, compared with $3.3 million of operating income for the same quarter last year. Adjusted operating income3 was $1.9 million for the fourth quarter of 2020, compared with $4.2 million for the same quarter of 2019.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2020 was $9.3 million, compared with $0.2 million for the same quarter of 2019. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $0.7 million of share-based compensation expense for the fourth quarter of 2020, was $10.0 million, compared with $1.1 million for the same quarter of 2019.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the fourth quarter of 2020 were $0.33 and $0.33, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.01, for the same quarter of 2019. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 of RYB for the fourth quarter of 2020 were $0.36 and $0.35, compared with $0.04 and $0.04 for the same quarter of 2019.

EBITDA5 for the fourth quarter of 2020 was $5.2 million, compared with $6.7 million for the same period of 2019. Adjusted EBITDA6 for the fourth quarter of 2020 was $5.9 million, compared with $7.6 million for the same quarter of 2019.

Operating Cash Flow

Cash used in operating activities was $2.1 million during the fourth quarter of 2020, compared with $9.3 million of cash used in operating activities during the fourth quarter of 2019.

3 Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

4 Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

5 EBITDA is defined as net income excluding depreciation, amortization and income tax expenses.

6 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses.

Full Year of 2020 Financial Results

Net Revenues

Net revenues for the full year of 2020 were $109.7 million, compared with $182.3 million for 2019.

Services revenues for the full year of 2020 were $103.1 million, compared with $166.2 million for 2019. The decrease was primarily due to the temporary closure of the Company’s facilities in China caused by COVID-19 pandemic during most time of the first nine months.

Product revenues for the full year of 2020 were $6.6 million, compared with $16.1 million for 2019. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network which was caused by temporarily suspended operations during COVID-19 pandemic.

Cost of Revenues

Cost of revenues for the full year of 2020 was $116.9 million, compared with $155.5 million for 2019. Cost of services revenues for the full year of 2020 was $113.3 million, compared with $147.7 million for 2019. The decrease was primarily due to decrease in staff compensation and decrease in direct cost of the Company’s directly operated kindergarten business. Cost of products revenues for the full year of 2020 was $3.6 million, compared with $7.9 million for 2019.

Gross Profit/loss

Gross loss for the full year of 2020 was $7.2 million, compared with a gross profit of $26.7 million for 2019.

Operating Expenses

Total operating expenses for the full year of 2020 were $36.2 million, compared with $26.6 million for 2019. Excluding share-based compensation expenses, operating expenses were $33.3 million, compared with $22.6 million for 2019.

Selling expenses were $1.3 million for the full year of 2020, compared with $2.8 million for 2019.

G&A expenses for the full year of 2020 were $24.3 million, compared with $23.8 million for 2019. Excluding share-based compensation expenses, G&A expenses were $21.5 million for the full year of 2020, compared with $19.9 million for 2019. The increase was primarily due to a one-off credit loss of $4.3 million for other receivables and loan receivables incurred in the fourth quarter, and was partially offset by the decrease in administrative expenses as a result of the Company’s stringent cost control measures to combat the challenges by COVID-19.

Impairment loss on goodwill was $8.5 million for the full year of 2020, compared to nil for 2019. Due to the impact of COVID-19 on operations and financial results, the Company concluded that an impairment indicator existed at the end of the first quarter and the fair value of its certain reporting units, primarily those with new initiatives, were less than their carrying value. As a result of the impairment assessments, the Company determined that there was an impairment loss on goodwill of $8.5 million at the end of the first quarter 2020. The Company also performed impairment analysis at the end of fourth quarter and concluded no additional impairment loss is required as of December 31, 2020.

Impairment loss on long-lived asset was $2.1 million for the full year of 2020, compared to nil for 2019. This was mainly due to the impairment loss on intangible assets arisen from the acquisition of certain new initiatives and long-lived assets of a few directly-operated kindergartens such as leasehold improvements and furniture.

Operating Income/loss

Operating loss for the full year of 2020 was $43.4 million, compared with operating income of $0.2 million for 2019. Adjusted operating loss for 2020 was $40.5 million, compared with adjusted operating income of $4.1 million for 2019.

Impairment loss on long-term investment

Impairment loss on long-term investment for the full year of 2020 was $2.4 million, compared with nil for 2019. This is mainly due to the impairment losses on some of the Company’s long-term investments at the end of the first and fourth quarter.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the full year of 2020 was $37.3 million, compared with $2.4 million for 2019. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expenses and decrease in redeemable non-controlling interest, for the full year of 2020 was $34.4 million, compared with $1.4 million for 2019.

Basic and diluted net loss per ADS attributable to ordinary shareholders of RYB for the full year of 2020 were both $1.32, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of both $0.09 for 2019. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders of RYB for the full year of 2020 were both $1.22, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.05 and $0.05, respectively, for 2019.

EBITDA for the full year of 2020 was a loss of $29.3 million, compared with an income of $12.9 million for 2019. Adjusted EBITDA for 2020 was a loss of $26.4 million, compared with an income of $16.8 million for 2019.

Balance Sheet

As of December 31, 2020, the Company had total cash and cash equivalents of $53.5 million, compared with $68.7 million as of December 31, 2019. The decrease in cash and cash equivalents balance was mainly due to the operating cash outflow of $6.5 million throughout the full year of 2020 as a result of the business disruption by the COVID-19 pandemic.

Outlook

For the first quarter of 2021, the Company’s management currently expects:

-	Net revenues to be between $35.0 million and $36.0 million, representing a year-over-year increase of approximately 102% to 108%.

For the full year of 2021, the Company’s management currently expects:

-	Net revenues to be between $188.0 million and $192.0 million, representing a year-over-year increase of approximately 71% to 75%.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change.

Conference Call

Management will host an earnings conference call at 8:00 a.m. Eastern Time on Monday, May 10, 2021 (8:00 p.m. Beijing Time on May 10, 2021). Listeners may access the call by dialing:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until May 17, 2021 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10156434

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of ''Care'' and ''Responsibility,'' ''Inspire'' and ''Innovate,'' RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built "RYB" into a well-recognized education brand and helped bring about many new educational practices in China's early childhood education industry. RYB's comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrolment in the Company’s teaching facilities; the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company's industry and general economic conditions in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	December 31, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	53,454	68,728
Term deposits	-	1,005
Accounts receivable, net	1,844	2,804
Inventories	5,773	7,256
Prepaid expenses and other current assets	8,927	10,279
Loan receivables	107	1,149
Amounts due from related parties	-	349
Total current assets	70,105	91,570

Non-current assets:
Restricted cash	1,127	710
Property, plant and equipment, net	47,638	50,142
Goodwill	46,147	52,687
Intangible assets, net	14,179	17,700
Long-term investment	217	5,237
Deferred tax assets	21,168	18,161
Other non-current assets	14,438	16,484
Operating lease right-of-use assets	87,472	83,403
Total assets	302,491	336,094

Liabilities
Current liabilities:
Prepayments from customers, current portion	4,145	5,904
Accrued expenses and other current liabilities	54,406	56,472
Income tax payable	18,592	14,929
Operating lease liabilities, current portion	16,856	16,399
Deferred revenue, current portion	34,351	31,993
Long-term debt, current portion	7	87
Amounts due to related parties	-	124
Total current liabilities	128,357	125,908

Non-current liabilities:
Prepayments from customers, non-current portion	4,024	2,508
Deferred revenue, non-current portion	1,726	5,531
Other non-current liabilities	12,519	11,034
Deferred income tax liabilities	1,890	3,384
Operating lease liabilities, non-current portion	76,308	71,012
Total liabilities	224,824	219,377

Mezzanine equity
Redeemable non-controlling interests	9,988	8,801

Equity
Ordinary shares	29	29
Treasury stock	(10,321)	(12,000)
Additional paid-in capital	141,094	139,843
Statutory reserve	4,652	4,060
Accumulated other comprehensive (loss)/ income	(1,468)	141
Accumulated deficit	(71,837)	(33,553)
Total RYB Education, Inc. shareholders' equity	62,149	98,520
Non-controlling interest	5,530	9,396
Total equity	67,679	107,916
Total liabilities, mezzanine equity and total equity	302,491	336,094

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net revenues:
Services	44,930	46,641	103,073	166,183
Products	2,143	4,094	6,642	16,100
Total net revenues	47,073	50,735	109,715	182,283
Cost of revenues:
Services	33,722	39,094	113,285	147,669
Products	1,420	1,783	3,616	7,865
Total cost of revenues	35,142	40,877	116,901	155,534
Gross profit/(loss)	11,931	9,858	(7,186)	26,749

Operating expenses
Selling expenses	416	680	1,285	2,808
General and administrative expenses	8,198	5,856	24,313	23,775
Impairment loss on goodwill	-	-	8,454	-
Impairment loss on long-lived assets	2,148	-	2,148	-
Total operating expenses	10,762	6,536	36,200	26,583

Operating income/(loss)	1,169	3,322	(43,386)	166
Interest income	61	227	348	858
Government subsidy income	1,601	109	4,591	499
Gain on disposal of subsidiaries	216	211	96	492
Impairment (loss) on long-term investments	(519)	-	(2,432)	-

Income/(loss) before income taxes	2,528	3,869	(40,783)	2,015
Less: Income tax expense (benefit)	(8,298)	3,008	215	3,541

Income/(loss)before gain/loss in equity method investments	10,826	861	(40,998)	(1,526)
Gain/(loss) from equity method investment	39	(203)	(185)	(664)

Net income/(loss)	10,865	658	(41,183)	(2,190)
Less: Net income /(loss) attributable to non-controlling interest	1,550	427	(3,903)	387
(Decrease) in redeemable non-controlling interest	-	-	-	(143)

Net income/(loss) attributable to ordinary shareholders of RYB	9,315	231	(37,280)	(2,434)

Net income/(loss) per share attributable to ordinary shareholders of RYB Education,Inc.
Basic	0.33	0.01	(1.32)	(0.09)
Diluted	0.33	0.01	(1.32)	(0.09)
Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education,Inc. (Note 1)
Basic	0.33	0.01	(1.32)	(0.09)
Diluted	0.33	0.01	(1.32)	(0.09)
Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	28,194,946	27,666,982	28,224,094	28,074,624
Diluted	28,599,693	28,905,106	28,224,094	28,074,624

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income/(loss)	10,865	658	(41,183)	(2,190)
Other comprehensive income/(loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	1,089	2,659	(1,036)	269
Total comprehensive income/(loss)	11,954	3,317	(42,219)	(1,921)
Less: Comprehensive income/(loss) attributable to non-controlling interest	2,143	874	(3,330)	289
Comprehensive income/(loss) attributable to RYB Education, Inc.	9,811	2,443	(38,889)	(2,210)

RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating income/(loss)	1,169	3,322	(43,386)	166
Share-based compensation expenses	703	911	2,930	3,962
Adjusted operating income/(loss)	1,872	4,233	(40,456)	4,128

Net income/(loss) attributable to ordinary shareholders of RYB Education, Inc.	9,315	231	(37,280)	(2,434)
Decrease in redeemable non-controlling interest	-	-	-	(143)
Share-based compensation expenses	703	911	2,930	3,962
Adjusted net income/(loss) attributable to ordinary shareholders of RYB Education, Inc.	10,018	1,142	(34,350)	1,385

Net income/(loss)	10,865	658	(41,183)	(2,190)
Add: Income tax expense (benefit)	(8,298)	3,008	215	3,541
Depreciation and amortization	2,590	2,984	11,670	11,520
EBITDA	5,157	6,650	(29,298)	12,871
Share-based compensation expenses	703	911	2,930	3,962
Adjusted EBITDA	5,860	7,561	(26,368)	16,833

Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.33	0.01	(1.32)	(0.09)
Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.33	0.01	(1.32)	(0.09)

Adjusted net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.36	0.04	(1.22)	0.05
Adjusted net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.35	0.04	(1.22)	0.05

Weighted average shares used in calculating basic net income/adjusted net income per ADS(Note1)	28,194,946	27,666,982	28,224,094	28,074,624
Weighted average shares used in calculating diluted net income/(loss) per ADS(Note1)	28,599,693	28,905,106	28,224,094	28,074,624
Weighted average shares used in calculating diluted adjusted net income per ADS(Note1)	28,599,693	28,905,106	28,224,094	29,420,725

Adjusted net income per share attributable to ordinary shareholders of RYB Education, Inc. - Basic	0.36	0.04	(1.22)	0.05
Adjusted net income per share attributable to ordinary shareholders of RYB Education, Inc. - Diluted	0.35	0.04	(1.22)	0.05

Note 1: Each ADS represents one Class A ordinary share.